UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at February 22, 2005

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 24, 2005

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ANNOUNCES POSTIVE RESULTS OF LABOUR VOTE

February 22, 2005, Vancouver, BC - Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) announces the results of a labour representation vote mandated by the British Columbia Labour Relations Board ("BCLRB") for the Gibraltar copper-molybdenum mine in south-central British Columbia.

The Gibraltar mine is operated under a joint venture arrangement between Taseko's subsidiary, Gibraltar Mines Ltd., and Ledcor Mining Ltd. The mine restarted operations in October 2004. Of the 250 people employed at the mine, about 79% are unionized workers.

On February 16, 2005, Taseko and Ledcor received a BCLRB ruling that confirmed the joint venture is the valid successor employer for the Gibraltar operation and, accordingly, the BCLRB directed the parties to count the ballots from a representation vote, originally held in November 2004, to determine which union will represent the employees. The ballots were counted February 21, 2005, and 74% of the workers voted for the Christian Labour Association of Canada ("CLAC") union. In September 2004, CLAC ratified a collective agreement with Ledcor, the operator at the Gibraltar Mine site.

President and CEO Ron Thiessen said "This brings to an end a period of any labour uncertainty and assures a stable and efficient operating environment for the mine. We can now focus the investment community on the significant opportunity which the Gibraltar Mine represents for Taseko."

Taseko Mines Limited is a copper-molybdenum producer with mining operations as well as exploration properties all located in British Columbia, Canada. The company's principal asset is the Gibraltar mine, a 35,000 tonnes per day open pit operation with a 12-year mine plan and additional estimated mineral resources for further years of production. Taseko is listed on the American Stock Exchange ("TGB") in the U.S.A. and on the TSX Venture Exchange ("TKO") in Canada.

For additional details on Taseko and its properties, please visit the company's web site at www.tasekomines.com or contact Investor Services at 604-684-6365 or in North America at 1-800-667-2114.

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The TSX Venture Exchange and the American Stock Exchange have not approved or disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, , lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction disclosure filings that are available at www.sedar.com.